U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                    Commission File No.: 0-11734

                           NOTIFICATION OF LATE FILING

[X]  Form 10-Q



For Period Ended September 30, 2000

PART I - REGISTRANT INFORMATION

OXIR INVESTMENTS, INC.
----------------------
Full Name of Registrant

N/A
---
Former Name of Registrant

3980 HOWARD HUGHES PARKWAY, SUITE 340
-------------------------------------
Address of principal executive office (Street and Number)

LAS VEGAS, NEVADA 89109
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City, State and Zip Code

PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The  accountant's  statement  or other  exhibit  required by Rule
         12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

Due to the complex nature of multi currency operations the review of the quarterly financial statements has not been completed by the registrant's independent accounts. The registrant expects that the report will be completed and filed within the extension period provided by this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Vassili Oxenuk           (702)                369-6947
         ------------             -----                --------
           (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Oxir Investments, Inc.
                         -------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   November 14, 2000        By:  /s/ Vassili I. Oxenuk
                                      ---------------------
                                          Vassili I. Oxenuk


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